May 1, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director TamaraTangen, Staff Accountant Craig Wilson, Senior Assistant Chief Accountant Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851
Filed March 21, 2008
Amendment No. 8 Filed May 1, 2009

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarWinds, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Registration Statement on Form S-1 (File No. 333-149851) (the “Registration Statement”). The Company is concurrently filing Amendment No. 8 to the Registration Statement (“Amendment No. 8”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 8 (against Amendment No. 7 to the Registration Statement filed on April 17, 2009).

In response to comment 32 in the Staff’s letter dated April 18, 2008 and pursuant to a telephone conversation with Barbara Jacobs and Evan Jacobson on April 30, 2009, the Company advises the Staff that Alyssa LLC is a registered broker-dealer with FINRA and is owned by the same parent entity that owns the general partner of BCV Co-Invest SW, LP. The Company has been advised that Alyssa LLC does not engage in any activities except the private placement of limited partnership interests and that it does not engage in underwriting, brokerage activities or

Securities and Exchange Commission

Re: SolarWinds, Inc.

May 1, 2009

dealing in publicly-traded securities. BCV Co-Invest SW, LP is a selling stockholder in the offering.

Please direct your questions or comments regarding this letter or Amendment No. 8 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted, WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Paul. R. Tobias Paul R. Tobias

cc:	Kevin B. Thompson, SolarWinds, Inc.

Bryan A. Sims, SolarWinds, Inc.

Jason Bliss, SolarWinds, Inc.

Laird H. Simons III, Fenwick & West LLP

Robert A. Freedman, Fenwick & West LLP

J. Robert Suffoletta